Filed by CBOE Holdings, Inc.

(SEC File No. 001-34774) pursuant to Rule 425

under the Securities Act of 1933

and deemed filed pursuant to

Rule 14a-12 under the Securities

Exchange Act of 1934

Subject Company: Bats Global Markets, Inc.

(SEC File No. 001-37732)

Ed Tilly

Welcome to everyone here in the café and to those team members viewing the webcast throughout the building and in our offices in New York, San Francisco and London. I want to begin by expressing my excitement about bringing together these two great companies.

It’s my pleasure to introduce to you Chris Concannon, CEO of Bats.

As you know from this morning’s announcement, following the close of the transaction, Chris will become President and COO of CBOE, succeeding Ed Provost, who will retire at that time.  Similarly, Chris Isaacson, CIO of Bats, will become CIO of CBOE, succeeding Gerry O’Connell, who is also planning to retire at that time.  I will remain CEO of CBOE and Alan Dean will remain CFO.

Both Ed and Gerry have been instrumental in CBOE’s success, helping to guide our company through four amazing decades.   However, I should note that it would be premature to celebrate any retirements at this point.  We are in the early stages of a process that could take several months, and both Ed and Gerry will remain in their current CBOE roles and assist us in the integration planning until this transaction is complete.

I know this is a lot for everyone to digest and there are questions we are unable to answer at this point.  That part is challenging, and we are committed to getting more information to you as soon as we are able.  Over the coming weeks and months, members of both the CBOE and Bats teams will be building out an integration plan that will address how we can bring our companies together.

We want to take this time to share the big picture and our vision for what we see as an unparalleled opportunity going forward. Chris and I could not be more pleased to speak with you on what truly is a momentous day.

Whenever I’m asked what might prompt CBOE to do a significant merger or acquisition, I’ve always said it would be a company that offers complementary strengths, and one that looks like ours in terms of compelling growth rates and a culture of innovation. In other words, a company that looks a lot like Bats.

Both Bats and CBOE are fast-growing, innovative companies, and we couldn’t be more excited about creating an even stronger, more dynamic company through this complementary combination. The strengths that Bats brings to this equation represent a major step forward in strengthening CBOE’s global position in innovative tradable products and services.

The acquisition brings together Bats’ proven proprietary technology infrastructure, global ETP trading and listing venues, and global foreign exchange marketplace and market data services with CBOE’s product innovation, indexing expertise and options and volatility market position.  Bats also brings to CBOE the potential to broaden our customer reach with its market-leading pan-European equities presence and it significantly diversifies our business mix.

The acquisition of Bats should help streamline technology, ultimately utilizing Bats’ leading trading technology by migrating trading in all of the combined company’s markets onto a single, proven platform.

The closing of the transaction, which we expect to occur in the first half of 2017, will enable us to move forward in an even more powerful way.  We believe our strengths and shared passion for innovation will significantly enhance our ability to seize new opportunities in today’s global marketplace.

I think what is most compelling to both Chris and me is what our teams can create together going forward, but I’ll ask him to speak to that himself.  Chris?

Chris Concannon

Thank you, Ed.  It’s my pleasure to be here today to meet the CBOE team.

I appreciate that given the announcement you have many questions that are top of mind.  I promise you that we are working hard to dig into those questions and are committed to providing more information as we hammer out the specifics of our integration plan.

In the meantime, I appreciate the opportunity to say a few words before heading back to Kansas City with Ed.

Throughout this process, I too have been struck by the complementary natures of our businesses.  I’ve seen the same attention to operational efficiency at CBOE that has been a touchstone at Bats.  I’ve also had the chance to see in person that it’s not just about numbers, but reflective of a mindset that permeates the entire organization, much as it does at Bats.

And, most importantly, as Ed mentioned, there is a shared passion for innovation.   Obviously, CBOE’s calling card has been product innovation, from equity options to index options to VIX options and futures.

Bats began in 2005 as an alternative trading venue aimed at bringing innovation to the U.S equities market.  Since then Bats has grown into a global operator of financial markets.  We may no longer be the “alternative” start-up, but our team has never lost focus on trading innovation and our performance and our culture reflect it.

I see joining forces with CBOE as a major step forward in our development as a company and our ability to continue to innovate.  Each of our companies has excelled in the exchange space, despite competing against some very large and growing exchange holding companies.  We believe this deal better enables us to continue to innovate and compete for years to come.

As Ed mentioned, this is just the start of a process.  I look forward to meeting more members of the CBOE team, and I look forward to hosting Ed when he visits with the Bats team in Kansas City later today.  Thank you for your time today and with that, I’ll hand it back over to Ed.

Ed Tilly

Thanks, Chris.

I want to thank the entire CBOE team for meeting with us today and for your patience as we move through this process. Many of you have already met with your team leaders and I assure you there will be additional employee communications going forward.

We plan to provide more information as it becomes available and as the regulatory and legal process allows. Our HR teams are compiling a detailed Q&A that will be posted at both companies.

We are eager to finish the work required to complete this transaction, and we look forward to the great things ahead.  Thank you.

You should be aware that this presentation contained forward-looking statements, regarding intentions, beliefs and expectations or predictions for the future of CBOE Holdings, Inc. and Bats Global Markets, Inc., which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995, including statements regarding the expected benefits of the proposed transaction and the anticipated timing of the closing.  Forward-looking statements represent our current judgment on what the future may hold, and while we believe these judgments are reasonable, these forward-looking statements are not guarantees of future performance and involve certain assumptions, risks and uncertainties. Actual outcomes and results may differ materially from what is expressed or implied in any forward-looking statements. Please refer to CBOE’s and Bats’ filings with the SEC for a full discussion of the factors that may affect any forward-looking statements. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, after this conference call.

Cautionary Statements Regarding Forward-Looking Information

This communication contains certain statements regarding intentions, beliefs and expectations or predictions for the future of CBOE Holdings, Inc. (“CBOE”) and Bats Global Markets, Inc. (“Bats”), which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995, including statements regarding post-closing integration or optimization of the combined businesses, anticipated synergies, the expected benefits of the proposed transaction and the anticipated timing of the closing. Words such as “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “seeks,” “projects” or words of similar meaning, or future or conditional verbs, such as “will,” “should,” “would,” “could,” “may” or variations of such words and similar expressions are intended to identify such forward-looking statements, which are not statements of historical fact or guarantees or assurances of future performance. However, the absence of these words or similar expressions does not mean that a statement is not forward-looking.

Actual results could differ materially from those projected or forecast in the forward-looking statements.  The factors that could cause actual results to differ materially include, without limitation, the following risks, uncertainties or assumptions:  the satisfaction of the conditions precedent to the consummation of the proposed transaction, including, without limitation, the receipt of stockholder and regulatory approvals (including clearance by antitrust authorities necessary to complete the transaction) on the terms desired or anticipated; unanticipated difficulties or expenditures relating to the proposed transaction, including, without limitation, difficulties that result in the failure to realize expected synergies, efficiencies and cost savings from the proposed transaction within the expected time period (if at all), whether in connection with integration, combining trading platforms, broadening distribution of offerings or otherwise; CBOE’s ability to obtain and maintain an investment grade credit rating and obtain financing on the anticipated terms and schedule; risks relating to the value of CBOE’s shares to be issued in the transaction; disruptions of CBOE’s and Bats’ current plans, operations and relationships with market participants caused by the announcement and pendency of the proposed transaction; potential difficulties in CBOE’s and Bats’ ability to retain employees as a result of the announcement and pendency of the proposed transaction; legal proceedings that may be instituted against CBOE and Bats following announcement of the proposed transaction; and other factors described in CBOE’s annual report on Form 10-K for the fiscal year ended December 31, 2015, which was filed with the Securities and Exchange Commission (the “SEC”) on February 19, 2016, Bats’ final prospectus, which was filed with the SEC pursuant to Rule 424(b) on April 15, 2016, Bats’ quarterly report for the quarterly period ended June 30, 2016, which was filed with the SEC on August 5, 2016, and other filings made by CBOE and Bats from time to time with the SEC.  The factors described in such SEC filings include, without limitation:  CBOE’s ability to retain its right to exclusively list and trade certain index options and futures products; economic, political and market conditions; compliance with legal and regulatory obligations (and changes thereto), including obligations under agreements with regulatory agencies; increasing competition in the industries in which CBOE and Bats operate; CBOE’s and Bats’ ability to operate their respective businesses without violating the intellectual property rights of others and the costs associated with protecting their respective intellectual property rights; decreases in trading volumes or a shift in the mix of products traded on CBOE’s or Bats’ exchanges; each of CBOE’s and Bats’ ability to accommodate trading volume and transaction traffic, including significant increases, without failure or degradation of performance of their respective systems; CBOE’s and Bats’ ability to protect their respective systems and communication networks from security risks, including cyber-attacks; the ability to manage CBOE’s and Bats’ growth and strategic acquisitions or alliances effectively, including the ability to realize the anticipated benefits of past acquisitions; the ability to adapt successfully to technological changes to meet customers’ needs and developments in the marketplace; and the impact of legal and regulatory changes and proceedings, whether or not related to the proposed transaction.

Neither CBOE nor Bats undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or otherwise, except as required by law.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

Additional Information Regarding the Transaction and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  This communication is being made in respect of the proposed merger transaction involving CBOE Bats, CBOE Corporation and CBOE V, LLC. The issuance of shares of CBOE common stock in connection with the proposed merger will be submitted to the stockholders of CBOE for their consideration, and the proposed merger will be submitted to the stockholders of Bats for their consideration. In connection therewith, the parties intend to file relevant materials with the SEC, including a definitive joint proxy statement/prospectus, which will be mailed to CBOE stockholders and Bats stockholders. However, such documents are not currently available. BEFORE MAKING ANY VOTING OR ANY INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF CBOE AND/OR Bats ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the definitive joint proxy statement/prospectus, any amendments or supplements thereto and other documents containing important information about each of CBOE and Bats, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by CBOE will be available free of charge on CBOE’s website at http://ir.cboe.com/financial-information/sec-filings.aspx under the heading “SEC Filings” or by contacting CBOE’s Investor Relations Department at (312) 786-7136. Copies of the documents filed with the SEC by BATS will be available free of charge on BATS’ website at http://www.bats.com/investor_relations/financials/ under the heading “SEC Filings” or by contacting BATS’ Investor Relations Department at (913) 815-7132.

Participants in the Solicitation

CBOE, Bats, their respective directors and executive officers, certain other members of CBOE’s and Bats’ respective management and certain of CBOE’s and Bats’ respective employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE is set forth in its proxy statement for its 2016 annual meeting of stockholders, which was filed with the SEC on April 6, 2016, and its annual report on Form 10-K for the fiscal year ended December 31, 2015, which was filed with the SEC on February 19, 2016, and information about the directors and executive officers of Bats is set forth in its final prospectus, which was filed with the SEC on April 15, 2016.  Each of these documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.